Exhibit 4.7(e)

April 2, 1998


Bernard Findley
11 Candlewood Birches
Danbury, CT

Dear Bernard,

This will confirm that the Company will grant to you an option to purchase stock equal to 1% of the then outstanding shares, fully diluted, in the event the company is sold within the next 18 months, for the price of $.10 per share (Option Price).

This option will expire in the event you are no longer employed by the Company for any reason.

If you exercise this option and subsequently leave the employment of the Company, you agree unconditionally to offer to sell back to the Company at the Option Price all shares you still own at that point.

This agreement shall be construed so as to allow you to participate in a sale of the Company on the basis of 1% of the net sale price for the stock of the Company, i.e., net of all fees, debt, transaction costs, etc. You would also participate subject to the same terms as other shareholders, i.e., you would receive the same consideration (stock, cash or debt as the case may be) and on the same payment schedule. However, the total consideration you would receive would not be less than $80,000 in value.

This option will expire eighteen months from this date.



Sincerely yours,

/s/ Paul McMahon
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Paul McMahon
Chairman, CEO